UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
November 21, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228
Dealing in securities by director and company secretary
of Harmony Gold Mining Company Limited
JOHANNESBURG, SOUTH AFRICA — 16 November 2007 -In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

1	Name of director:	Graham Briggs

	Company:	Harmony Gold Mining Company Ltd

	Nature of transaction:	Grant of share appreciation rights
and performance shares

	Periods of vesting:	Share appreciation rights vest in
equal thirds on the third, fourth and
fifth anniversary of the
allocation. Performance shares vest
after three years.

	Date:	16 November 2007

	Class of securities:	Ordinary shares

	Strike price:	R70,54

	Number of securities allocated:	202,013

	Nature and extent of director's interest:	Indirect beneficial

2	Name of company secretary:	Marian van der Walt

	Company:	Harmony Gold Mining Company Ltd

	Nature of transaction:	Grant of share appreciation rights
and performance shares

	Periods of vesting:	Share appreciation rights vest in
equal thirds on the third, fourth and
fifth anniversary of the

allocation. Performance Shares vest
after three years.

Date:	16 November 2007

Class of securities:	Ordinary shares

Strike price:	R70,54

Number of securities allocated:	56,528

Nature and extent of director's interest:	Indirect beneficial
The allocations have been approved by the Remuneration Committee and Board of the Company.
ENDS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 21, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director